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Section

DEC 29 2008

Washington, DC
111

SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 038164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-2007 (MM/DD/YY) AND ENDING 10-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN INVESTORS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10237 YELLOW CIRCLE DRIVE
(No. and Street)

MINNETONKA (City) MINNESOTA (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT J. MARQUIS (952) 945-9455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & CO., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE #800 MINNEAPOLIS, MN 55344
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SCOTT J. MARQUIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN INVESTORS GROUP, INC., as of OCTOBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN MARY GENZ
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Signature

CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~XXXXXXXXXX~~ Operations
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Financial Statements

Years Ended October 31, 2008 and 2007

AMERICAN INVESTORS GROUP, INC.

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of American Investors Group, Inc. as of October 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
December 23, 2008

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

AMERICAN INVESTORS GROUP, INC.

Statement of Financial Condition

LIABILITIES AND STOCKHOLDER'S EQUITY	October 31 2008	October 31 2007
Liabilities		
Accounts payable	$ 9,215	$ 10,062
Unearned income	47,317	-
Accrued commission	25,790	20,089
Accrued 401(k) and profit sharing	-	25,000
Total liabilities	82,322	55,151
Commitments and Contingencies		
Stockholder's Equity		
Common stock, Class B, voting, no par value:		
Authorized, 2,000 shares, issued and outstanding, 940 shares	940	940
Additional paid-in capital	397,060	397,060
Retained earnings	191,888	166,301
Total stockholder's equity	589,888	564,301
Total liabilities and stockholder's equity	$ 672,210	$ 619,452

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Operations

	Years Ended October 31	
	2008	2007
Revenues		
Underwriting	**$ 1,487,305**	$ 1,584,732
Commissions		
Equities	**53,366**	35,224
Fixed income products	**848**	2,070
Revenue insurance and variable annuities	**31,944**	21,763
Mutual fund shares	**124,013**	139,446
Fee based planning	**264,204**	318,921
Other	**104,183**	121,066
Realized and unrealized gains on investments	**7,609**	20,730
Interest	**19,647**	10,949
Total revenues	**2,093,119**	2,254,901
Expenses		
Employee compensation and benefits	**1,056,493**	1,115,066
Commissions	**515,819**	653,662
Licensing, registration and education	**50,520**	57,422
Occupancy and equipment expense	**149,031**	163,701
Legal and professional	**53,962**	36,315
General and administrative	**131,601**	145,907
Advertising and publications	**3,311**	7,242
Travel and entertainment	**17,075**	21,739
Realized and unrealized losses on investments	**68,910**	583
Other, net	**12,951**	10,854
Total expenses	**2,059,673**	2,212,491
Income Before Provision for Income Taxes	**33,446**	42,410
Provision for Income Taxes	**7,859**	9,853
Net Income	**$ 25,587**	$ 32,557

Notes to Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Changes in Stockholder's Equity

Years Ended October 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance - October 31, 2006	$ 940	$ 317,060	$ 133,744
Additional Paid in Capital		80,000	
Net Income			32,557
Balance - October 31, 2007	940	397,060	166,301
Net Income			25,587
Balance - October 31, 2008	**$ 940**	**$ 397,060**	**$ 191,888**

Notes to the Financial Statements are an integral part of this Statement.

AMERICAN INVESTORS GROUP, INC.

Statement of Cash Flows

	Years Ended October 31 2008	2007
Cash Flows from Operating Activities		
Net income	**$ 25,587**	$ 32,557
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	**22,044**	29,553
Realized and unrealized gains and losses, net	**61,301**	(20,147)
Changes in assets and liabilities		
Receivables	**(13,499)**	(12,592)
Prepaid expenses	**1,726**	394
Accounts payable	**(847)**	2,967
Unearned income	**47,317**	
Accrued commission, 401(k) and profit sharing	**(19,299)**	9,520
Net cash from operating activities	**124,330**	42,252
Cash Flows Used for Investing Activities		
Capital expenditures	**(10,339)**	(3,330)
Purchase of investments	**(235,655)**	(65,750)
Proceeds from sale of investments	**127,900**	719
Net cash used for investing activities	**(118,094)**	(68,361)
Cash Flows from Financing Activities		
Additional paid in capital	**-**	80,000
Net Increase in Cash and Cash Equivalents	**6,236**	53,891
Cash and Cash Equivalents - Beginning of Year	**431,334**	377,443
Cash and Cash Equivalents - End of Year	**$ 437,570**	$ 431,334
Cash payments for interest	**$ -**	$ -
Cash payments for income taxes	**$ -**	$ -

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds. Revenue is recognized as the bonds are issued. In addition, the Company earns management fees for investment management services. Such revenue is recognized on assets under management as earned.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly owned subsidiary of Apostle Holdings Corp.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. The Company considers the valuation of certain investments as a significant estimate. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

The balance in money market accounts, which are not FDIC insured, equaled $87,077 and $67,778 at October 31, 2008 and 2007, respectively.

Financial Instruments

The Company's financial instruments are cash, receivables and investments, which approximate fair value at October 31, 2008 and 2007.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were approximately $2,263 and $4,039 for the years ended October 31, 2008 and 2007, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives by use of the straight line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Carrying Value of Long-Lived Assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that the carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of the estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and fair value, which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return with either (1) an increase in a liability for income taxes or a reduction of an income tax refund receivable and/or (2) a reduction in a deferred tax asset or an increase in a deferred tax liability. The Interpretation is effective for fiscal years beginning after December 15, 2008 with application as of the beginning of the fiscal year. The Company is evaluating the effect, if any, that the adoption of FIN 48 will have on its results of operations, financial position, and the related disclosures.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for (1) financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and (2) certain non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is evaluating the effect, if any, that the adoption of SFAS 157 will have on its results of operations, financial position, and the related disclosures.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, (SFAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No.* 115 (*Accounting for Certain Investments in Debt and Equity Securities*). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is evaluating the effect, if any, that the adoption of SFAS 159 will have on its results of operations, financial position, and the related disclosures.

Income Taxes

The Company, a subsidiary of Apostle Holdings Corp. files consolidated income tax returns with its parent. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due at October 31, 2008 and 2007.

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving from the parent, a tax benefit for the use of net operating losses by the parent.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable are included in an inter-company account with the parent. The parent, Apostle Holdings Corp., does not credit back the Company for tax benefits received from the use of net operating losses used in the consolidated tax return.

Reclassifications

The classifications of certain items in the 2007 statement of operations have been changed to conform to the classifications used in 2008. These reclassifications had no effect on net income or retained earnings as previously reported.

2. INVESTMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. As a securities broker/dealer, the Company measures debt and equity security holdings at fair value with unrealized changes in fair value recognized in earnings. Although no ready public market for the bonds the Company owns exists, management estimates that cost approximates fair value, since the bonds are callable at any time by the issuer at par. Gains and losses are reported in earnings.

The debt securities are primarily private church bonds without a readily available market value. The Company received interest payments of $66 and $0 on these bonds in 2008 and 2007, respectively. The Company did not receive any interest payments on the bonds in 2007 because the bonds are in default with respect to interest payments to bondholders. Interest on bonds varies from 5.25% to 10.45% and maturity dates are from December 15, 2010 to August 15, 2020.

The equity securities are primarily stocks which trade in the secondary market. The Company received dividend payments of $10,998 and $0 on these stocks in 2008 and 2007, respectively.

The cost and estimated fair value of the Company's investments held for resale at October 31, 2008 and 2007 are as follows:

	Cost	Estimated Fair Value
October 31, 2008		
Church bonds	**$ 9,402**	**$ 9,402**
Equity securities (related party)	**175,611**	**119,642**
Equity securities	**42,030**	**29,214**
	$ 227,043	**$ 158,258**
October 31, 2007		
Church bonds	$ 5,027	$ 5,027
Equity securities (related party)	65,330	64,747
Equity securities	21,300	42,030
	$ 91,657	$ 111,804

Unrealized gains on investments held for resale were $125 in 2008 and $20,730 in 2007. Unrealized losses on investments held for resale were $68,910 in 2008 and $583 in 2007. Realized gains on investments held for resale were $7,484 in 2008 and $0 in 2007. Realized losses on investments held for resale were $0 in 2008 and 2007, respectively.

3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company has two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Directors. Class A stock may be redeemed at the option of the Company for $1 per share. At October 31, 2008 and 2007 no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Directors. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. Ownership of Class AA stock is restricted to Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. At October 31, 2008 and 2007, no Class AA stock was outstanding.

4. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2008 and 2007, the net capital ratio, net capital and excess net capital are as follows:

	2008	2007
Net capital ratio	**0.20:1**	0.11:1
Net capital	**$ 405,418**	$ 480,543
Excess net capital	**$ 155,418**	$ 230,543

5. INCOME TAXES

The Company's current federal tax rate is 15%. The income tax provision consists of the following components at October 31:

	2008	2007
Current income tax expense	$ 7,859	$ 9,853

6. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees. The Company contributed approximately $0 and $25,000 to the plan in fiscal 2008 and 2007, respectively.

7. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement. The rent expense to Apostle Holdings Corp. totaled $96,000 in fiscal 2008 and 2007.

The Company received expense reimbursements from American Church Mortgage Company of $20,080 and $16,144 during fiscal 2008 and 2007, respectively.

The Company received expense reimbursements of $493,000 and $365,000 from Church Loan Advisors, Inc., an entity related by common management, during fiscal 2008 and 2007, respectively.

The Company is a wholly owned subsidiary of Apostle Holdings Corp. The Company received $0 and $80,000 of additional paid–in-capital from Apostle in fiscal 2008 and 2007, respectively.

The Company owned 36,813 and 11,666 shares of American Church Mortgage Company common stock at October 31, 2008 and 2007, respectively. The Company received underwriting commissions from American Church Mortgage Company totaling $25,080 in 2008 and $16,144 in 2007, respectively. The Company received dividend income on its American Church Mortgage Company common stock totaling $11,064 in 2008 and $0 in 2007, respectively. American Church Mortgage Company is related to the Company through common management.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying financial statements of American Investors Group, Inc. as of and for the years ended October 31, 2008 and 2007, and have issued our report thereon dated December 23, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell + Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
December 23, 2008

AMERICAN INVESTORS GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

October 31, 2008

Net Capital		
Total stockholder's equity	$	589,888
Deductions:		
Non-allowable accounts receivable		38,048
Prepaid expenses		6,608
Equipment, net of accumulated depreciation		29,785
Value of shares non-marketable		90,067
		164,508
Tentative Net Capital	$	425,380
Haircut on securities		19,962
Net Capital	$	405,418
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	82,322
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	155,418
Ratio of aggregate indebtedness to net capital		0.20:1

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

AMERICAN INVESTORS GROUP, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3

October 31, 2008

Reserve Requirement	$ -
Reserve Bank Account	$ 69,622
Reserve Excess	$ 69,622

No reconciliations deemed necessary since no material differences were noted in the computation for the determination of reserve requirement.

END

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.